AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2007.
REGISTRATION NO. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
BROOKFIELD ASSET MANAGEMENT INC.
(Exact name of Registrant as specified in its charter)

ONTARIO	1121, 1031, 1061, 1311, 2421, 4939, 6311	NOT APPLICABLE
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number,
Incorporation or Organization)	Classification Code Number, if applicable)	if applicable)
BCE PLACE, 181 BAY STREET
SUITE 300, P.O. BOX 762
TORONTO, ONTARIO M5J 2T3
(416) 363-9491
(Address and telephone number of Registrant’s principal executive offices)
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
ATTENTION: ANDREW J. BECK
(212) 880-6000
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
COPIES TO:
TORYS LLP
SUITE 3000
79 WELLINGTON STREET WEST
BOX 270, TD CENTRE
TORONTO, ONTARIO, CANADA M5K 1N2
ATTN: PHILIP BROWN
(416) 865-0040
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement.
PROVINCE OF ONTARIO, CANADA
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box below):
A. ☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☑ at some future date (check appropriate box below)
1. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
2. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3. ☑ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☐ after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑
CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF		PROPOSED MAXIMUM	PROPOSED MAXIMUM
SECURITIES	AMOUNT TO BE	OFFERING PRICE	AGGREGATE		AMOUNT OF
TO BE REGISTERED	REGISTERED	PER UNIT(1)	OFFERING PRICE(1)		REGISTRATION FEE(2)
Debt Securities and Class A Preference Shares	USD$1,150,000,000	100%	US$	1,150,000,000	US$	35,305

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.
(2) The registrant previously paid $80,250 in registration fees in connection with the $750,000,000 of securities registered under its Registration Statement on Form F-9 (File No. 333-137945) initially filed on October 11, 2006. Of this amount, $32,100 of the registration fees related to $300,000,000 unissued securities under such Registration Statement, which unsold securities are hereby deregistered. Accordingly, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, such $32,100 is available to offset the total registration fee due for this Registration Statement ($35,305). The balance of the fees due have been paid.
The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Amendment No. 1 dated November 1, 2007 to the Short Form Base Shelf Prospectus dated November 6, 2006
This Amendment, together with the Base Short Form Shelf Prospectus dated November 6, 2006, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
US$1,150,000,000
BROOKFIELD ASSET MANAGEMENT INC.
Debt Securities
Class A Preference Shares

     The short form base shelf prospectus (the “Prospectus”) of Brookfield Asset Management Inc. dated November 6, 2006 is amended by providing that the maximum aggregate offering amount of securities that may be offered and issued from time to time under the Prospectus is increased from US$750,000,000 to US$1,150,000,000 and, in particular, deleting the references to US$750,000,000 contained on the face page of the Prospectus and substituting therefor “US$1,150,000,000”. The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:
“Brookfield Asset Management Inc. (the “Company”) may from time to time offer and issue (i) unsecured debt securities (“Debt Securities”) and (ii) Class A Preference Shares (“Preference Shares”) under this short form base shelf prospectus (“Prospectus”). The Debt Securities and the Preference Shares (collectively, the “Securities”) offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$1,150,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$1,150,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement (“Prospectus Supplement”) and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms and (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.”

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
INDEMNIFICATION OF DIRECTORS OR OFFICERS.
Under the Business Corporations Act (Ontario), the Company may indemnify a present or former director or officer or a person who acts or acted at the Company’s request as a director or officer of another corporation of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such other corporation and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Company or such other corporation to procure a judgment in its favor only with court approval. A director or officer is entitled to indemnification from the Company as a matter of right if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set forth above.
In accordance with the Business Corporations Act (Ontario), the board of directors of the Company approved a resolution (the “Resolution”) dated August 1, 1997 providing for the following:
(i) the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate (except in respect of an action by or on behalf of the Company or such body corporate to procure a judgment in its favor), if,
(a) he or she acted honestly and in good faith with a view to the best interests of the Company, and
(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful;
(ii) the Company shall, with the prior approval of the court having jurisdiction, indemnify a person referred to in (i) above in respect of an action by or on behalf of the Company or such body corporate to procure a judgment in its favor, to which he or she is made a party by reason of being or having been a director or an officer of the Company or such body corporate, against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfils the conditions set out in paragraphs (i)(a) and (b) above; and
(iii) notwithstanding anything in (i) and (ii) above, a person referred to in (i) above shall be indemnified by the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate, if the person seeking indemnity,
(a) was substantially successful on the merits in his or her defense of the action or proceeding, and
(b) fulfils the conditions set out in paragraphs (i)(a) and (b) above.
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Nothing in the by-laws or resolutions of the Company limits the right of any person entitled to claim indemnity apart from the indemnity provided pursuant to the Resolution.
A policy of directors’ and officers’ liability insurance is maintained by the Company which insures, subject to certain exclusions, directors and officers for losses as a result of claims against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provided by the Company pursuant to the Resolution and the Business Corporations Act (Ontario).
Insofar as indemnification for liabilities under the United States Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.
EXHIBITS
The following exhibits have been filed as part of this Registration Statement:

EXHIBIT
NUMBER	DESCRIPTION
1	Audited comparative consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2006 and 2005, together with the report of the auditors thereon, (incorporated by reference to the Company’s 2006 Annual Report filed as Exhibit 1 to the Company’s Form 6-K filed on March 30, 2007).

2	Consent of Deloitte & Touche LLP.

3	Powers of Attorney (included on the signature pages of this Registration Statement).

4	Trust Indenture dated as of September 20, 1995 by the Company in favor of Montreal Trust Company, as trustee (incorporated by reference to the Company’s Form F-9 filed January 21, 2004).
II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
ITEM 1. UNDERTAKING.
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.
ITEM 2. CONSENT TO SERVICE OF PROCESS.
Concurrently with the filing of this Registration Statement on Form F-9, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.
Concurrently with the filing of this Registration Statement on Form F-9, Computershare Trust Company of Canada, the Trustee under the Indenture (as successor to Montreal Trust Company), will file with the Commission a written irrevocable consent and power of attorney on Form F-X.
III-1

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 1st day of November, 2007.

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ ALAN V. DEAN
	Name:	Alan V. Dean
	Title:	Senior Vice-President, Corporate Affairs and Secretary

POWERS OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of J. Bruce Flatt, Brian D. Lawson and Alan V. Dean his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including amendments to be declared effective in accordance with Rule 462(b) promulgated under the Securities Act of 1933, as amended, and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the following capacities and on November 1, 2007:

SIGNATURE	TITLE

/s/ J. BRUCE FLATT	Managing Partner, Chief Executive Officer and Director (Principal Executive Officer)
J. Bruce Flatt

/s/ BRIAN D. LAWSON	Managing Partner and Chief Financial Officer (Principal Financial and Accounting Officer)
Brian D. Lawson

/s/ J. TREVOR EYTON	Director
J. Trevor Eyton

/s/ JACK L. COCKWELL	Group Chairman and Director
Jack L. Cockwell

/s/ DAVID W. KERR	Director
David W. Kerr

/s/ ROBERT J. HARDING	Chairman of the Board
Robert J. Harding

/s/ PHILIP B. LIND	Director
Philip B. Lind

SIGNATURE	TITLE

/s/ JAMES K. GRAY	Director
James K. Gray

/s/ FRANK J. MCKENNA	Director
Frank J. McKenna

Director
George S. Taylor

Director
James A. Pattison

/s/ DR. JACK M. MINTZ	Director
Dr. Jack M. Mintz

Director
G. Wallace F. McCain

/s/ ROY MacLAREN	Director
Roy MacLaren

/s/ LANCE M. LIEBMAN	Director
Lance M. Liebman

/s/ WILLIAM A. DIMMA	Director
William A. Dimma

/s/ MARCEL R. COUTU	Director
Marcel R. Coutu

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Brookfield Asset Management Inc. in the United States, on this 1st day of November, 2007.
TORYS LLP

By:	/s/ ANDREW J. BECK
	Name:	Andrew J. Beck
	Title:	Partner

III-4

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
1	Audited comparative consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2006 and 2005, together with the report of the auditors thereon, (incorporated by reference to the Company’s 2006 Annual Report filed as Exhibit 1 to the Company’s Form 6-K filed on March 30, 2007).

2	Consent of Deloitte & Touche LLP.

3	Powers of Attorney (included on the signature pages of this Registration Statement).

4	Trust Indenture dated as of September 20, 1995 by the Company in favor of Montreal Trust Company, as trustee (incorporated by reference to the Company’s Form F-9 filed January 21, 2004).